SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Presentation of
2Q20 Results

Eletrobras

Disclaimer

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they reflect **beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes" and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, and **investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

Covid-19

Eletrobras

Eletrobras facing **Coronavirus (Covid-19)**

Agent of promotion of security measures to face the Covid-19 pandemic

58% of employees in **home office**

36,399 Covid-19 tests, **70.9%** of employees tested, privileging those in operational units

Return to in-person administrative work

Holding Company	3 waves (expectation)	Beginning in **August** (expectation)
Cepel	4 waves (expectation)	Beginning on **July 6th**, all other waves as of **July 27th**, **August 17th** and **Sep 8th**.
CGT Eletrosul	3 waves (expectation)	Beginning on **July 6th**, all other waves as of **August 17th** and no date set
Chesf	4 waves (expectation)	Beginning on **July 15th**, all other waves as of **August 3rd** and no date set
Eletronorte	3 waves (expectation)	Beginning in **August** (expectation)
Eletronuclear	3 waves (expectation)	Beginning on **August 3rd**, all other waves as of **September** with no date set
Furnas	3 waves (expectation)	Beginning on **August 11th**

Situation of the employees of Eletrobras companies



1%
0%
5%
13%
12,552*
23%
57%
In operations
In offices
In home office
On vacation/leave
In Covid-19 treatment
Suspected cases of Covid-19

*It does not include employees of Itaipu Binacional

Disclaimer. Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.months in the company's operations.

Eletrobras

Donations from Eletrobras companies to the pandemic

R$ 23.7 million for donations across the country, focusing on municipalities and states where their strategic Generation and Transmission assets operate.

R$ 19.8 million to the Saving Lives campaign, with donations of PPE and health supplies to **109** SUS hospitals in **102** municipalities in **24** states and the Federal District.
The campaign is led by the BNDES, which doubles the amount donated.

R$ 2 million will be invested in the acquisition of **2** ambulances and **1** CT scanner for the Regional Hospital of Tucuruí, in Pará.

R$ 875 thousand health equipment for indigenous communities and community associations in the Amazon.

R$ 455 thousand in more than **8,000** basic food baskets for communities surrounding its facilities.

2,600 **Covid-19 tests were donated to SUS in Angra dos Reis, Paraty and Rio Claro.**

R$ 100 thousand to the Máscaras + Renda campaign, led by Vale, for the free production and distribution of 27,000 masks for communities around the Eletrobras headquarters.

Energy Market in the **Pandemic**

Daily Energy Load (2020 vs. 2019)



Quarantine
5/10 -27%
2020: 48,607 minimum load
2019: 66,418
Flexibilization
MWaverage
80.000
75.000
70.000
65.000
60.000
55.000
50.000
45.000
1/1 8/1 15/1 22/1 29/1 5/2 12/2 19/2 26/2 4/3 11/3 18/3 25/3 1/4 8/4 15/4 22/4 29/4 6/5 13/5 20/5 27/5 3/6 10/6 17/6 24/6 1/7 8/7 15/7 22/7 29/7 5/8
2020 Daily Energy Load
2019 Daily Energy Load

Electricity Consumption (2020 vs. 2019)

July	**-2%**
2020	58,052
2019	59,252



67.846
66.540
63.916
63.597
62.024
59.252
60.066
62.632
65.054
64.737
63.130
65.356
65.611
63.151
55.880
55.272
57.406
58.052
2019
2020
jan
Feb
mar
Apr
May
jun
jul
Aug
Sep
out
Oct
Dec

Source: CCEE - 2019 General Data InfoMarket and 2020 General Data InfoMarket. Previous data from July 1 to 17

Eletrobras Generation

Since the beginning of the Pandemic

40%

Of the Brazilian generation at the height of the pandemic

31%

Of the Brazilian generation in August 2020

Eletrobras

Impacts of the **Pandemic** in **Generation**

Total Generation Revenue 2Q20



BRL 4.9
billion
30%
FCE
69%
RCE
+ GF Shares
+ Nuclear
1%
Others
CCEE + Imports
+ Construction
Revenue
+ Deduction

Energy Statement 2020



17
GWavg
4%
Uncontracted energy
30%
FCE
53%
GF Shares
+ Nuclear
13%
RCE

Base: June
Net GSF Hedge Chart

Regulated Environment

66% of the contracted energy

- **Covid Account**
  Mechanisms to **maintain the distribution companies' ability to pay**, with a positive effect on current **low default levels**
- Delinquent distribution companies are unable to make tariff corrections

Free Contracting Environment (FCE)

30% of the contracted energy

- Main risk: **increase in** ordinary **default**
  ➡ **Has not happened until June 2020**
- Eletrobras Companies have analyzed requests for **renegotiation** aimed at **preventing default and judicialization**
- All **renegotiations** were made **with no economic impact** for Eletrobras Companies
- **0%** of **judicialization**

Eletrobras

Impacts of the **Pandemic** in **Transmission**

R$ 5.5 billion
Transmission Non Recurring


R$ 12.5 billion
Gross Revenue
Totall
2Q20

R$ 6.9 billion
Recurring Revenue

R$ 2.0 billion
Transmission **28%**

R$ 4.8 billion
Geração **69%**

R$ 0.1 billion
Others Revenue **2%**

Transmission

28% of total revenue in 2Q20, excluding non recurring of R$ 5.5 billion

- **Payment** system based on **3 pillars**:
  - **Availability contracts**, with no impact in the event of fluctuations in the system load volume
  - **Dispersion of payments** between all agents in the system
  - Regulatory **fines** and **penalties** and instruments of **contractual collaterals**
- The **Covid Account** requires compliance with the **Charges to Use the Transmission System (EUST)**
- Impact in **2Q20**:

- BRL 218 million

in Eletrobras **revenue** due to the anticipation of the Correction Portion (CP), which would occur anyway in the next annual tariff cycle 2020/2021

Default

< 0.5%	**0.19%**	**0.17%**
Historical average	June	Estimate July

Eletrobras

Corporate Highlights



Eletrobras

Corporate Highlights

PDNG

OBZ Project

Savings in 2020:

R$ 97 million made by 2Q20

R$ 282 million estimated

Personnel

– 454 employees as of Sep-20, reaching **12,088** employees (Oct-20)

R$ 130 million Estimated cost

Estimated savings:

BRL 62.9 million in 2020

BRL 251.8 million as of 2021

Angra 3

BRL 1.9 billion Approval of Capitalization Jun/20

BRL 3.5 billion AFAC in 2020 and 2021 to recover the works

Revision of Transmission

+ BRL 3 billion (+26%) increased regulatory **RAP** for contracts extended in the 20/21 cycle as of July/2020

+ BRL 4.7 billion positive accounting effect in 2Q20 of remeasurement of RBSE

BRL 44.5 billion receivables from **RBSE** in connection with the renewed concessions to be received by 2028, with **+ R$ 6.6 billion** by **RTP (Tariff Review)**

Privatization

Official Notice from the MME for a 2021 budget forecast of **BRL 4 billion** for the creation of a state-owned company that will be responsible for the non-privatizable assets (shareholding in Itaipu Binacional, Eletronuclear, Federal assets under Eletrobras' management and government programs).

Sale of SPEs

BRL 434 million Santa Vitória do Palmar

BRL 134 million Hermenegildos

Approval EGM convened for 9/2/2020

Corporate Highlights

OGM/EGM

1st meeting **100% online**

Board of Directors

Election of **Lucia Casasanta** by the controlling shareholder

Audit Committee

Elected by the Controlling Shareholder

Hailton Madureira de Almeida

Ricardo Takemitsu Simabuku (alternate)

Eduardo Coutinho Guerra

Marcelo Senna Valle Pioto (alternate)

Elected by the Preferred Shareholder

Antônio Emílio Bastos de Aguiar Freire (alternate)

BRL 2.5 billion

Stated dividends,
to be paid by December 31st, 2020

ESG

45% independent members, exceeding the legal requirement of 25% and 30% provided for in the Articles of Incorporation

Female presence

In all BDs of Eletrobras* Companies

– 3%

Reduced emissions of greenhouse gases in 2019, regardless if they are generating more energy than in 2018

Value Creation Model

of Eletrobras companies in 2019

1st place in **ASG Rating 2019**

among 49 companies in the "Electricity & Gas" sector in emerging markets, reaching the "Advanced" level,
the highest on the **Vigeo Eiris** scale.

* Except Eletronuclear

Net Debt / EBITDA

1.5

Net debt / EBITDA adjusted LTM

2.0

Without RBSE

Evolution of **Our Business**



Eletrobras

Generation

Highlights 2Q20

+ 123 MW
Net increment
Wind Power Complex Fortim,
of a total of
+ 163 MW in 1H20

+ 1,582 MW
under construction,
namely
+ 1,405 MW
from NPP Angra 3

134 Power Plants
58 Corporate
76 SPES



172,706 MW
domestic total
30%
5%

Eletrobras
51,301 MW
Installed Capacity



- **90%** **Hydraulic** 46,259 MW
- **4%** **Nuclear** 1,990 MW
- **2%** **Wind Power** 1,187 MW
- **4%** **Thermal** 1,865 MW

96%
Clean energy

+950 MW
in Brazil
concerning 1Q20

123 MW (12%)
with Eletrobras interest

Eletronuclear + Itaipu
8,990 MW

Eletrobras

Recovery **Angra III**

1st Step Definition of the work completion model

Segregation of Risks → Partner EPCista Financial Partner → **Maximization of asset value and higher return to partners**

- The need for a private partner at Eletronuclear was provided for in the BNDES report of Feb / 2020.
- Although not a mandatory condition, **the model does not prohibit** the participation of a private partner
- CPPI ratified the report of the Interministerial Committee, as well as the BNDES study, ending **stage 1**.
- The project will be **monitored** again by **CNPE**, responsible for the supervision of the Interministerial Committee and the work of the BNDES in step 2.

Financial Equations → It consists of the hiring of consultants by BNDES to perform due diligence and structure of funding **(2nd stage)**

Eletrobras

Recovery **Angra III**

Critical Path Acceleration Plan from 2020 to 2023
Actions aimed at financial settlement and viability of contracts for resuming the work.



2020 → **2023**



Goals
Meet the critical path of the Project
Complete superstructure of nuclear buildings
Increase work front for EPCista

Resources
AFACs approval
R$ 1,052 billion in 2020 and
R$ 2,447 billion in 2021

Scope
Advance on civil works and electromechanical assembly with companies contracted by Eletronuclear, in addition to maintaining supplies considered critical

Compliance
Independent Program
For monitoring budgets, payments and contracts, execution of works and assessment of supplier integrity.

Eletrobras

Recovery **Angra III**

Critical Path Acceleration Plan

May/2021

- Hiring Owners and Finalizing Engineering Projects
- Renegotiation of national supply contracts
- Feasibility of hiring processes for civil works and assemblies
- Debt settlement and new supplies

June/2021 [1]

Signing of civil works and electromechanical assembly contracts

October/2021

Start of pouring and assembling

2nd Step **BNDES: Details of the Business Model**

Parallel to the critical path acceleration plan

Nov/20	Mar/21	Aug/21	Dec/21	Mar/22
Hiring Consultants for studies (Due diligence)	Completion of all studies (Due Diligence)	Publication of the notice (EPC))	Signature of contracts for civil works and electromechanical assembly (EPCista)	Start of Works (EPCista)

Eletrobras

Transmission

The largest transmission company in Brazil

2Q20

71,503 km
total **Eletrobras transmission lines** amounting to **65,466** km ≥ 230 kV

44.7%
in Brazil



Existing
Future
Eletrobras Companies TL
Eletrobras Companies TL with partnerships
Eletrobras Other TL

-19.7 km of net breakdown in 2Q20:

- **212 km of corporate** lines transferred from Furnas to EDP - Aneel Regulatory Res 758/17;

+192 km of SPEs proportional to Eletrobras stake, of which **125 km** M. S Genebra

+BRL 40.8 million

Total additional RAP in Eletrobras companies in 2Q20, with emphasis on Chesf with **BRL 36 million** (including TDG merger)

This statement may include estimates and forecasts. See disclaimer.

Eletrobras

Operational Result of Transmission

Improvement of the main operational indicators of the transmission
Best historical results for a first semester

LT Operational Availability

99.97% - Best result in 1st Semester since 2015


99.88%
99.80%
99.95%
99.87%
99.96%
99.97%
1S15
1S16
1S17
1S18
1S19
1S20

2.08%

Variable portion

– R$ 21,6 million than 1H19, solidifying the tendency to reduce discounts by Eletrobras companies

Shutdowns per 100km of Transmission Line

0.56 - Best result in 1st Semester since 2015


0.56
0.59
0.66
0.71
0.58
0.56
01S15
01S16
01S17
01S18
01S19
01S20

-24.7%

Disturbances in the Eletrobras System

No shutdown with load shedding greater than 500MW (medium size) in 1H20

No major shutdown for three years (> 1000MW) originated in Eletrobras companies.

Transmission Tariff Revision – RAP 20/21 Cycle


9,374
RAP Extended 18-19 Cycle ReH 2,408/18
1,277
RAP Bidding 18-19 Cycle ReH 2,408/18
10,651
Total RAP 18-19 Cycle ReH 2,408/18
899
Adjustment
11,550
Total RAP 19-20 Cycle ReH 2,565/19
683
Adjustment + RTP
918
RTP Ke* Reinclusion
1,175
RTP PA Ke* Retroactive (08/17 to 07/20)
391
RTP PA Retroactive (07/18 to 07/20)
-131
PA Bidding
14,586
Total RAP 20-21 Cycle ReH 2,725/20

Additional BRL 3 billion

+26% in the cycle, considering both the extended and bidding contracts

Total PA = BRL 1,435 million

RTP

- New Regulatory Wacc: 6.64% to 7.61%
- Closed Base Revision: RBSE: +5.25%
- Incremental Base (RBNI): 16.51%, due to expressive reinforcements and improvements from 2013 to 2018
- Ke Inclusion

BRL 14.5 billion** Total RAP Approved for the 2020 – 2021 Cycle

BRL 44.5 billion of RBSE receivables by 2028

RTP = periodic tariff revision of the TLs extended

* Portion of the compensation provided for in article 1, paragraph three, of MME Ordinance 120/2016.

** Does not consider new increments

Eletrobras

Potential RAP Increment



+ 14% RAP
+ BRL 1,633 Million
+BRL 918 million Ke Reinclusion (by 2025)
+BRL 90 million RAP Increment
+BRL 1,175 million Ke Retroactive (by 2023)
+BRL 103 million RAP Increment
-BRL 31 million Tariff Rev. Trajectory
+BRL 74 million RAP Increment
-BRL 31 million Tariff Rev. Trajectory
+BRL 55 million RAP Increment
-BRL 1,566 million End of PA (ke and RTP retroactive)
+New tariff revision
11,550
+1,691
+1,435
14,676
-11.1
+72
14,737
-13.7
+43
14,766
-71.7
-1,511
13,183
RAP Cycle 2019/20
Tariff Revision + Adjustments + Increments
Adjustment Portion - PA
RAP Cycle 2020/2021 + PA
Terminatio n Eletrosul contract
Increments
Estimate 2021/2022 Cycle
50% step profile
Increments
Estimate 2022/2023 Cycle
50% step profile
Increments
Estimate 2023/2024 Cycle

Tariff Revision and Adjustments + BRL 1,691 million / year

Additional RAP from July 2020, considering the effects of the renewed RTP TLs (WACC, PMSO and BRR), Ke reinclusion, and adjustment of non-renewed contracts + Increments

Adjustment Portions – PA + 1,435 million / year

BRL 1,566 million retroactive from the RTP of renewed TLs, including retroactive Ke (to be paid by 2023), and all other adjustments to the bidding contracts.

90 large corporate works

under construction

with a potential revenue of **+ BRL 322 million**

BRL 2.21 billion

Associated investment

15%

RAP / Investment

The estimated RAP increments are in large reinforcements and improvements previously authorized, it does not include other works in progress. Slide does not consider PA and sale of assets.

This statement may contain estimates and forecasts. See disclaimer.

Eletrobras



Financial **Performance 2Q20**

Eletrobras

2Q20 Income Statement

Amounts in R$ Million	IFRS			Recurrent		
	2Q19	2Q20	Var.	2Q19	2Q20	Var.
Gross Revenue	8,016	12,518	56%	7,799	6,985	-10%
Deductions from Revenue	-1,415	-1,420	0%	-1,415	-1,420	0%
Net Operating Revenue	6,601	11,098	68%	6,384	5,564	-13%
(-) PMSO	-2,268	-1,676	-26%	-2,071	-1,687	-19%
(-) Operational Costs	-1,575	-1,439	-9%	-1,393	-1,428	3%
(-) Operational Provisions	-1,506	-559	-63%	-25	-400	1491%
(+) Shareholdings	102	364	257%	102	364	257%
(+) Other Income and Expenses	-17	0	-100%	0	0	-
Ebitda	1,336	7,787	483%	2,996	2,413	-19%
Depreciation and amortization	-445	-463	4%	-445	-463	4%
Financial Result	425	-1,331	-413%	502	-529	-205%
Income Tax and Social Contribution	-1,016	-1,396	37%	-1,016	30	-103%
Result. from oper. discontinued	5,260	0	-100%			-
Net Income	5,561	4,597	-17%	2,037	1,452	-29%

Recurring Gross Revenue -R$ 785 million

Generation - R$ 474 million

-R$ 703 million	Eletronorte e Furnas: end of contracts
-R$ 102 million	Itaipu Repass – american inflation
- R$ 155 million	Short term energy - PLD decrease and fixed revenue of Eletronuclear, Candiota and Amazonas GT
+R$ 297 million	Readjustment of Quota plants
+R$ 141 million	Largest Hiring ACL (Furnas and Chesf)

Transmissão - R$ 346 million

- R$ 218 million	PA Anticipation
- R$ 126 million	Amortization RBSE – IFRS
- R$ 94 million	Amortization of renewed IFRS LTs (Chesf and Eletronorte

Non-recurring: RTP RBSE Ke and PA Retroativa, Generation Construction and Disposal SPE 2Q19

Recurring PMSO - R$ 384 million

- R$ 233 million	MSO - OBZ and Covid-19 pandemic
- R$ 152 million	Personnel - PDC
Non-recurring:	PDC, INEPAR and others

Recurring Operating Expenses + R$ 35 million

+ R$ 147 million	Fuel: less CCC recovery by Amazonas GT
- R$ 106 million	Energy purchased for resale, highlight Amazonas GT

Recurring Financial Result - R$ 1,031 million

- R$ 1.896 million	Fair value adjustment, excluding AVJ RBSE RTP
- R$ 195 million	Exchange variation

Non-recurring Monetary adjustment, Compulsory, Revenue from loan from privatization distributors, bonus rollover prize + FID commission, AVJ RBSE RTP

Gross Revenue **2Q20**

(em R$ million)



+ 56.2% IFRS
+ R$ 4,502 million
- 10.4% Recurrent
- R$ 814 milllion
8,016
-217
7,799
-564
90
-203
15
-126
-31
6
6,985
5,533
12,518
-13%
+11%
-20%
+12%
-13%
-15%
+4%
IFRS 2Q19 Gross Revenue
Construction Revenue and Earnings SPEs
Recurring Gross Revenue 2Q19
Generation - Exploration Regime
Generation - O&M Regime
Transmission - Operation and maintenance revenue
Transmission - Construction revenue
Transmission - RBSE
Transmission - Contractual Revenue
Other Revenues
Recurring Gross Revenue 2Q20
Retroactive G/Construction and SPE Gains
IFRS 2Q20 Gross Revenue

Generation	- R$474 million	Transmission	- R$ 346 million	Others	+ R$ 6 million

Generation

- **R$ 406 million**
Eletronorte: ACR: 447 MWmed to 73 MWmed of commercialized energy and average price decreased by 28% (R$ 175.00 / MWh in 2Q20 and R$ 242.28 / MWh in 2Q19)

- R$ 297 million
Furnas, highlight for termination of contracts (-317MW average)

– R$ 102 million
Transfer of Itaipu - variation of American inflation from + 2.74% to - 0.96%

- R$ 155 million decrease in PLD

+ R$ 297 million Readjustment of quotas and rec. Eletronuclear, Candiota and Amaz GT and

+ R$ 141 million Greater ACL contracting (Furnas and Chesf)

Transmission

- R$ 218 million
Anticipation Adjustment Portion cycle 20-21 - Aneel measure against the Covid-19 pandemic

- R$ 126 million
Amortization of RBSE assets (IFRS effect) excluding the effect of the Review of R$ 5,522 million. RBSE cash received R$ 3.1 billion in 2Q20 from RBSE.

- R$ 94 million
Amortization Contractual assets renewed LTs IFRS effect (Chesf and Eletronorte)

Others

+ R$ 7 million
Holding: revenue from UTE Uruguay use rights

Eletrobras

Generation Revenue by **Sectorial**

Revenue Amounts in R$ million		2Q19	2Q20	Var.
ACR (Regulated Market)	Regulated Contract	2,668	2,438	-8.6%
	O&M Law 12,783	844	934	10.7%
ACL (Free Market)	Bilateral Contract [2]	1,502	1,481	-1.4%
	CCEE	280	125	-55.3%
Others [1]		(23)	(77)	-243.0%
Generation Revenue		**5,271**	**4,900**	-7.0%

Energy values in MWmed	2Q19	2Q20	Var.	
Physical Warranty [2 3]	10,555	10,543	-0.1%	-
Generated energy [2 3]	8,483	8,569	1.0%	↑
Energy Sold ACR Regulated Contract	4,167	3,566	-14.4%	↓
Energy ACR O&M Quotas	7,451	7,451	0.0%	-
Energy Sold Bilateral ACL[2]	4,042	4,725	16.9%	↑

Mercado	2Q19	2Q20	Var.
GSF (%)	89.35	91.52	2.1p.p
PLD SE (R$/MWh)	131.37	75.47	-42.6%
PLD S (R$/MWh)	131.37	75.47	-42.6%
PLD NE (R$/MWh)	57.27	49.40	-13.7%
PLD N (R$/MWh)	57.27	49.59	-13.4%

[1] Imports, Construction Revenue and Elimination (accounting adjustments - internal sales).
[2] Includes the developments affected by Law 13,182 of 2015.
[3] It does not include undertakings with a concession renewed by Law 12,783 of 2013 (O&M Regime).

ACR Regulated Contract - R$ 230 million

- R$ 455 million

Furnas (-R$ 246 million) **e Eletronorte** (-R$ 209 million): end of contracts

+R$ 218 million

Angra I e II: increase in Fixed Revenue: + R$ 68 million
Candiota III: after Overhaul: + R$ 54 million
Amazonas GT: + R$ 85 million

ACR O&M +R$ 90 million

Eletronorte, Furnas e Chesf: annual readjustment of RAG and variations in CFURH

ACL – Bilateral Contracts - R$ 21 million

- R$ 178 million

Furnas: Supply reduction: - R$ 153 million;
Eletronorte: supply price reduction (aluminum price reduction versus exchange rate increase:
- R$ 25 million

+R$ 141 million

Furnas: new supply contracts: + R$ 107 million
Chesf: new contracts in 2020: + R$ 34 million

CCEE - R$ 155 million

Changes in settlements and decrease in PLD

Eletrobras

PMSO **2Q20**

(em R$ million)



- 26% IFRS
- R$ 592 million
- 19% Recurrent
- R$ 384 million
Intercompany: (-) R$ 47 million
Services: (-) R$ 93 million
Others: (-) R$ 57 million
FGTS and INSS April: (-) 23 million
PDC: (-) R$4 million
Inepar: (+) R$ 16 million
2,268
-197
2,071
-152
-13%
-19
-27%
-64
-13%
-150
-50%
1,687
-11
1,676
PMSO IFRS 2019
Non-Recurring Items
Recurring PMSO 2019
Personnel
Material
Services
Others
PMSO Recurring 2020
Non-Recurring Items
PMSO IFRS 2020

Personnel **- 152 milhões**

PDC and OBZ, partially offset by:

+R$ 21,4 million
Salary readjustment (3.55%) and additional by length of service (1%)

+R$ 26 million
Less investment appropriation (Chesf and CGT Eletrosul)

+R$ 10,2 million
Increased Provision for Holiday Prep in the Covid-19 Pandemic

Material **- 19 million**

OBZ and Pandemic COVID-19 measures

Services **-64 million**

- R$ 65,5 million
Furnas: Reduction in outsourced employees (R$ 58.8 million).

Others **- 150 million**

OBZ Actions:

- R$ 77,8 million
Am GT: Adjustments made in SAP in 2019.

- R$ 53,6 million
Furnas: Reduction in rents.

- R$ 42,8 million
Eletronorte: Reduction of court costs.

2Q20 Operating Costs



- 8.6%
- R$ 136 million
IFRS
+ 2.5%
+ R$ 35 million
Recurrent
1,575
-182
1,393
-106
-22.7%
-10
-2.4%
147
+38.6%
4
+2.7%
1,428
11
1,439
IFRS 2019 Operating Costs
Non-Recurring Items
Recurring Operating Costs 2019
Energy purchased for resale
Charges on use of the electricity grid
Fuel for electricity production
Construction Transmission
Recurring Operating Costs 2020
Non-recurring Items
Operating Costs IFRS 2020

Energy purchased for resale — **- R$ 106 million**

- **R$ 47 million** Holding: without importing energy from UTE Uruguay due to lower demand given to covid-19.

- **R$ 45 million** Amazonas GT: SAP 2019 adjustment and launch of R$ 22 million in revenue from PIEs in 2Q19, reversed in 3Q19.

Fuel — **+ R$ 147 million**

+ **R$ 174 million** Amazonas GT: Less CCC recovery due to transfer of rental companies (PIEs) and change of UTE Aparecida's contract from CCVEE to CCEAR with reduced inflexibility.

Non-Recurring: see Company Release

Eletrobras

Operating Provisions 2Q20

(in R$ million)



2Q20
R$238 million: Reversal of several provisions in Furnas
ADA CPC 48 (estimated prospective risk)
Amazonas D Financing - reversal of R$39 million
ADA Energia Amazonas D R$ 193 million
Chesf: R$ 28 million
Guarantees R$ 5 million
Others R$ 26 million
-235
176
295
65
224
16
31
559
Contingencies
Compulsory Loan
ADA
Inflexibility Usina Candiota III
RAP Adjustment Portion
ANEEL Provision - CCC
Other Provisions
Provisions 2Q20
2Q19
Guarantees R$ 58 million
Others R$ 57 million
369
40
141
0
0
921
115
1,506
Contigencies
Compulsory Loan
ADA
Inflexibility Usina Candiota III
RAP Adjustment Portion
ANEEL Provision - CCC
Other Provisions
Provisions 2Q19
Reversal
Constitution

Eletrobras

EBITDA 2Q20

(R$ million)



+483%
+ R$ 6,451 million
- 19%
- R$ 583 milion
Provision Aneel CC: R$921 million
Concession Expiry R$387 million
Contigencies Provisions R$329 million
SPEs Sales –R$35 million
Others R$58 million
RBSE Retroactive: R$ 5,522 million
ADA CPC 48 DisCos -R$39 million
RAP Provision Portion: -R$224 million
Others -R$28 million
1,336
1,660
2,996
- 820
-13%
262
+257%
- 35
+3%
384
-19%
- 375
+1491%
2,413
5,374
7,787
EBITDA IFRS 2Q19
Non-Recurring Items
Recurring EBITDA 2Q19
Recurring ROL
Recurring Shareholding
Recurring Operating Costs
Recurring PMSO
Recurring Operating Provisions
Recurring EBITDA 2Q20
Non-Recurring Items
EBITDA IFRS 2Q20

Recurring ROL	Recurring Shareholding **+ R$ 262 million**	PMSO and Recurring Costs	Recurring Operating Provisions **-R$ 375 million**
-R$ 814 million See slide 23	+ R$ 111 million - Better result of SPE Madeira Energia (Furnas). + R$ 302 million – Affiliated better result - R$ 89 million – Belo Monte - R$ 172 million - SPE Interligação Elétrica do Madeira (Furnas/Chesf)	-R$ 384 million PMSO + 35 million Cots See slides 24 and 25	+R$ 337 million Recurring ADA, of which R$ 193 million defaulted on Amazonas D energy contracts; -R$53 million in Guarantess; -R$9 million in GAG Improvement Provision;

Eletrobras

Net Profit 2Q20

(R$ million)



- 17%
- R$ 964 million
-29%
- R$ 586 million
5,561
-3,524
2.037
- 583
-19%
-1,048
-1,837%
1,046
-103%
1,452
3,146
4,597
IFRS 2Q19 Net Profit
Non-recurring Items
Recurring Profit 2Q19
Recurring EBITDA
Recurring Financial Result and D & A
Income Tax
Recurring Profit 2Q20
Non-recurring Items
IFRS 2Q20 Net Profit

Recurring Financial Result **– R$ 1,031 million**

- **R$ 1,896 million** change in the discount rate from NTNB to WACC, from 4.1% to 6.64%;
- **R$ 195 million** exchange variation - Covid 19
+ **R$ 84 million** in financial revenue due to the increase in cash availability, highlighting the capital increase in Dec/19
- **R$ 485 million:** lower debt charges due to liability management and reduced rates and indicators.
- **R$ 330 million** in financial expenses for restoring RGR liabilities in 2Q19.

Non-recurring items 2Q20

Ebitda adjustments = slide 28;
+**R$ 1,426 million** adjustment in deferred income tax of RBSE Retroactive
+**R$ 854 million** adjust to Fair Value impact of RBSE Retroactive due to RTP
+**R$ 53 million** Compulsory Loan monetary adjustment in 2Q20 and R$ 123 million in 2Q19
-**R$ 105 million** Loan Revenue from Privatized Distributors in 2Q20 and R$ 47 million in 2Q19

Financial Discipline

(R$ billion)

Net Debt/Ebitda



GOAL
Net Debt
EBITDA Adjusted
< 2.5
DisCos Privatization
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
19.6
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
2.0
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
1.5
Dec-16
Dec-17
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE
6.6
10.5
12.5
11.5
11.6
12.3
13.2
13.3
12.8
EBTIDA w/ RBSE (LTM)

2Q20	
(+) Short-Term Debt (Current Liabilities)	8,811
(+) Long-Term Debt	41,743
Gross Debt	**50,555**
(-) Transfer RGR to CCEE (1)	1,063
= Recurring Gross Debt	**49,492**
(-) (Cash and Cash Equivalent + Securities)	14,724
(-) Financing Receivable	14,033
(+) Transfer RGR to CCEE (1)	1,063
(-) Net Balance of Itaipu Assests	2,198
Net Debt	**19,599**

(1) See Notes 9 and 22 to the 2019 financial statements

*As of 2019, only current assets are considered, so 2018 Net Debt has been changed for comparison purposes.

Eletrobras

Debt Profile and Receivables

R$ 49.5 billion

Gross Debt without Third Party RGR 2020



4.6
10.1
6.2
4.2
5.5
4.1
14.8
2020
2021
2022
2023
2024
2025
After 2025

R$ 13.5 billion

Receivable Financing and Loans*



1.97
5.07
2.13
1.69
1.22
0.73
0.68
2020
2021
2022
2023
2024
2025
After 2025

* It does not include: receipts from Itaipu's financial assets of R$ 2.1 billion, receivables from RGR owed by companies of the System and not belonging to Eletrobras, ADA of R$ 556 million and charges from third parties.

Debt Composition 2020



5%
25%
70%
Real (R$)
Foreign currency
RGR (subsidiaries)
12%
17%
11%
21%
5%
35%
CDI
IPCA
Selic
Without indexing
TJLP
Others

Composition of Receivable Balances 2020



46%
54%
Real (R$)
Foreign currency
46%
37%
15%
2%
CDI/Selic
IPCA
IGPM
Itaipu

Charges not included

Itaipu: fixed rate of 4% or 7.5% depending on the contract

Eletrobras

Foreign Exchange
Exposure

Foreign Exchange Exposure on 06/30/20

Assets	USD million	%
Receivables Itaipu Loans	1,134,308	74%
Itaipu Financial Assets	401.419	26%
TOTAL	1,535,727	100%

Liabilities*	USD million	%
2021 Bonus - Eletrobras	632,098	28%
2025 Bonus - Eletrobras	501,440	22%
2030 Bonus - Eletrobras	746,812	33%
Others	376,979	17%
TOTAL	2,257,328	100%

-721.60
Foreign exchange exposure

	2020	2021	2022	2023	2024	2025	After 2025	TOTAL
Assets (USD Million)	430.19	876.44	199.96	29.13	0.00	0.00	0.00	1,535.73
Liabilities (USD Million)	87.10	706.12	45.68	46.12	19.57	513.61	839.13	2,257.33
Foreign Exchange Exposure	343.09	170.31	154.29	-16.98	-19.57	-513.61	-839.13	-721.60

- Short-term **receivables** in dollars **higher than liabilities**: they mitigate the impact of exchange rate devaluation on cash flow
- **Relevant passive foreign rate exposure** in cash flow only after **2025**
- **83%** of the **foreign currency debt** with **discharge in bullets**, concentrated in 3 maturities, in **2021**, **2025** and **2030**

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios which may materialize in the following months in the company's operations.

*In the balance of the 2030 and 2025 bonuses there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation performed in February

Eletrobras

Investments 2Q20 (in BRL million)

Investment (Corporate + Partnerships)	Invested 1Q20	Invested 2Q20	Invested 1H20	Budgeted PDNG 1H20	%
Generation Corporate	**89**	**155**	**245**	**1,083**	**22.6%**
Implementation	45	94	139	749	18.6%
Angra 3	31	27	59	526	11.2%
Santa Cruz	9	58	67	186	36.0%
Casa Nova	4	4	8	31	25.8%
Others	1	5	6	6	100.0%
Maintenance	45	61	106	334	31.7%
Corp. Transmission	**148**	**169**	**317**	**766**	**41.4%**
Expansion	31	48	79	193	40.9%
Reinforcements & Improvements	58	55	113	404	28.0%
Maintenance	60	65	125	169	74.0%
Infrastructure & Others*	**37**	**36**	**74**	**155**	**47.7%**
SPES	**53**	**20**	**73**	**512**	**14.3%**
Total	**328**	**380**	**709**	**2,516**	**28.2%**

Generatio

Angra 3 BRL 58.5 million
Angra 1 and 2 BRL
53.8 million
TPP Santa Cruz BRL 67.1 million
SPE Brasil Ventos BRL 22.0 million

Transmission

Chesf BRL 159.0 million
Furnas BRL 78.0 million
CGT Eletrosul BRL 50.9 million
Eletronorte BRL 29.0 million
SPE Mata S Gen. BRL 25.2 million

*Environmental Quality, Infrastructure, Technological Development.

Eletrobras

Unrealized Investment

(in BRL million)

- R$ 980 million for non-investment, R$ 795 million of which is not related to Eletrobras

Investment	R$ Million
Total Realized (a)	380
(+) Not performed for reasons beyond Eletrobras (b)	795
(=) Sub Total	**1,175**
Total Budgeted 2Q20	1,360
(%) Budgeted 2Q20	**86%**

GENERATION: R$ 427 million

--R$ 236 million from Angra 3: awaiting details of the business model

-BRL 81 million maintenance Angra 1 and 2

-BRL 70 million Santa Cruz

TRANSMISSION: -BRL 243 million

17% COVID-19

33% delayed bidding procedures due to higher equipment prices (exchange rate variations and market uncertainties) and **suppliers**

17% works commissioning

SPES – R$ 284 million

-R$ 42 million ESBR Jirau Standstill COVID and better performance - investment avoided

-R$ 91 million Hermenegildos: awaiting Aneel on reimbursement of un generated energy

-R$ 69 million Chapada do Piauí: suspension of collection of reimbursements by a smaller generation by Aneel

-R$ 39 million Teles Pires: better performance

Others – R$ 26 million

Eletrobras

Destination of the **2019 Income**

Holding Company Profit Distribution	**10,697,124**
(-) Legal Reserve	(534,856)
(=) Adjusted Net Profit (a)	**10,162,268**
(-)Mandatory Dividend (25% Adjusted Net Profit) (b)	**2,540,567**
Dividend Preferred Shares	490,209
Dividend Common Shares	2,050,357
(=) Balance of Adjusted Net Profit after Mandatory Dividend (a) - (b)	**7,621,701**
(-) Adjustment of Subsidiaries / Affiliated Companies	(157,205)
(-) Statutory Reserve for investments (50% of Net Profit)	(5,348,562)
(-) Statutory Reserve of assessments and designs (1% of Net Profit)	(106,971)
(-) Reserve for Capital Budget (art. 196, LSA)	(2,008,963)
(=) Balance after Distribution	0

Class	**Total**	**Per Share 12/31/2019**
PNA	330	2.24
PNB	489,880	1.74
ON	2,050,357	1.59
Total	**2,540,567**	

Eletrobras

2020-2035 ELETROBRAS STRATEGIC PLAN



Eletrobras

2020-2035 – ELETROBRAS STRATEGIC TRANSFORMATION

The challenge we expect to overcome with this strategic plan.


Investment capacity
Lean and agile management
High performance culture
Value creation
More competitiveness, less costs
Where we are
Active risk management
Digital organization

Where do we want to get

Vision

To be an innovative, clean energy company, recognized for excellence and sustainability.

Strategy 2020-2035

Strategy and stakeholders


VISION
To be an innovative, clean energy company, recognized for excellence and sustainability.
BUSINESS AND PERFORMANCE GUIDELINES
Value and investment
New businesses
G&T efficiency
Commercialization
G&T expansion
PURPOSE
We put all our energy into the sustainable development of society
MANAGEMENT GUIDELINES
Culture and people
Management
Governance
Innovation and digital transformation
VALUES
Respect for people and life
Ethics and transparency
Excellence
Innovation
Collaboration and recognition

Investors, shareholders and market analysts

Clients

Government, parliamentarians and regulatory bodies

Press and opinion leaders

Community

Society

Partners, sponsors and suppliers

Workforce and relatives

Strategic Map 2020-2035

Purpose

We put all our energy into the sustainable development of society

Values

- Respect for people and life
- Ethics and transparency
- Excellence
- Innovation
- Collaboration and recognition

Vision

To be an innovative, clean energy company, recognized for excellence and sustainability.

Business and performance guidelines	Strategic objectives
Multiply value creation and expand the company's investment capacity	Optimize the capital structure of the Eletrobras group Increase the Company's investment capacity
Create value by increasing the efficiency of G&T assets	Optimize the economic-financial performance of G&T assets Achieve high levels of reliability of G&T assets Increase regulatory effectiveness with active action with the regulator
Consolidate leadership in G&T, focusing on clean energy	Expand generation, prioritizing clean energy and gas thermal opportunities Expand transmission, focusing on value creation
Achieve leadership in trading, with attractive margins and risk management efficiency	Diversify the customer portfolio, expanding operations in energy retail Develop the energy trading segment
Invest in new businesses, focused on energy, participating in the consolidation of the sector (M&A	Increase revenue from services sales, data transmission and other synergistic opportunities

Management guidelines	Strategic objectives
Develop a high-performance culture and excellence in people management, with meritocracy	Value meritocracy with a system of incentives and consequences Develop leadership, teamwork and knowledge management to sustain the company's critical competencies Ensure employee safety and satisfaction
Achieve excellence in Governance, Risk Management and Internal Controls	Acquire and develop robust risk management competence Achieve and maintain standards of corporate governance and business integrity in accordance with international benchmarks Promote active institutional articulation and transparency in the relationship with stakeholders
Focus the company's management on value creation and competitiveness increase	Strengthen execution discipline, with agility and optimization of resources
Take a leading role in innovation and promote the digital transformation of business and management processes	Accelerate the digitization and automation of business and management processes Invest in research and innovation, creating an innovative ecosystem based on internal capabilities and partnership with startups

See disclaimer.

The challenge of relevance and value creation

During this period, the company lost market share, with few participation in auctions, and generated less results for its shareholders. At the moment, the challenge is to increase your investment capacity and create more value for shareholders.



Installed Capacity in EE Generation (GW)
Eletrobras
Brasil
Relative Participation
117 120 126 134 141 150 158 163 170 176 178 179 187 195
42 42 43 44 45 47 48 50 51 51 51 51 51 51
36%
32%
30%
26%
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
And Tramission (Thousand km)
100 106 115 126 130 135 133 137 144 148 154 160 167 173
56 55 57 61 61 63 65 65 65 66 66 66 66 66
52%
47%
45%
39%
2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024



Expected investment 2020-2024
In R$ bi[1]
Annual average 2020-2024:R$ 6,5 bi
Annual average 2020-2024, exclluding Angra 3: R$ 3,7 bi
5.3 6.7 7.4 6.9 6.2
1.1 2.6 3.4 3.5 3.4
4.2 4.1 4.0 3.4 2.8
2020 2021 2022 2023 2024
Corporate + SPEs
Angra 3

Sources: Graph 1: 2011-2019: Monthly Monitoring Bulletin of the Brazilian Electric System - Dec / 2019; 2020-2024: PDNG 2020-2024 and Ten-Year Energy Expansion Plan (PDE) 2029
Graph 2: PDNG projection 2020-2024.

Eletrobras

Generation and Transmission Investment

INVESTMENT UNDER THE NO PRIVATIZATION SCEN	INVESTMENT UNDER THE PRIVATIZATION SCENARIO
Considering the maintenance of the quota regime for plants extended by Law 12,783/2013 Maintaining the Company's financial discipline with the Net Debt/EBITDA indicator <2.5	Considering the decotization of the plants extended by Law 12,783 / 2013 and the signing of new electricity generation concession contracts from an independent producer, it would generate an increase in the Company's EBITDA. Maintaining the Company's financial discipline with the Net Debt / EBITDA indicator <2.5
Investment total expanding G&T[1] Total 2020-2035: **R$ 95.3** billion Per year: **R$ 6.0** billion **Investment total in Others** Total 2020- 2035: **R$ 10.9** billion Per year: **R$ 0.6 billion**	**Investment total expanding G&T** Total 2020-2035: **R$ 201.88** billion Per year: **R$ 12.62** billion **Investment total in Others** Total 2020- 2035: **R$ 20,5** billion Per year: **R$ 1,2** billion

Note 1: Include Angra 3



Thank You!

pr@eletrobras.com

Eletrobras